Filed by Synovus Financial Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Synovus Financial Corp.
Commission File No.: 001-10312
Pinnacle Financial Partners, Inc.
Commission File No.: 000-31225
Date: July 25, 2025

[The following is a transcript of a town hall for employees of Synovus Financial Corp. held on July 25, 2025.]

0:0:16.663 --> 0:0:36.263
Blair,Kevin
OK, I hope we're live. We had a little bit of delay there on the front. We're about a minute in, so I hope everyone is listening in this morning. I hope everyone's starting off this beautiful Friday morning. Whether you're in a branch, whether you're in one of our locations, I want to welcome you to this morning's call. You can see Jamie and I are on this morning.

0:0:36.263 --> 0:0:55.503
Blair,Kevin
We're actually in Nashville, TN. As you guys saw late last night, we made the announcement that Synovus will be merging with Pinnacle Financial. And I know for many of the folks on the video this morning, that probably came as a surprise to each of you. So we wanted to jump on a call this morning and talk about the why.

0:0:48.503 --> 0:0:48.783
Yeah.

0:0:55.983 --> 0:0:56.23
Blair,Kevin
I.

0:0:56.503 --> 0:1:16.303
Blair,Kevin
And why now and what that means to each of you. So hopefully this will be informative, but more importantly, we want to be able to have a forum where you can also ask some questions. So what does it mean that we're merging with Pinnacle Financial? Pinnacle is a bank that is headquartered in Nashville, TN. They're about a $55 billion bank.

0:1:16.503 --> 0:1:36.423
Blair,Kevin
Roughly, they've been very successful. They started their franchise about 25 years ago under the helm of their CEO, Terry Turner, and their chairman, Rob McCabe. They built the bank from scratch. They were founders. They saw that there was a gap in banking, especially in Nashville, and they have been one of the big success stories.

0:1:36.583 --> 0:1:50.903
Blair,Kevin
And delivering on a de Novo location, starting with one in Nashville and now growing into 150 branches and covering Virginia, North Carolina, South Carolina, Tennessee and also Kentucky and into Georgia as well.

0:1:51.703 --> 0:2:11.423
Blair,Kevin
So we've admired them. We've seen them growing. We've known them for some time. What you'll see on the announcement is that we're taking the Pinnacle name. Now I'll just stop there because when we started having these discussions initially, that was something that was emotional for me and I know for many of the people on the phone.

0:2:11.503 --> 0:2:11.943
Blair,Kevin
Today.

0:2:11.943 --> 0:2:31.423
Blair,Kevin
We've grown to love Synovus, and I can provide a little levity when I say that, because I can't tell you how many times I've been on CNBC or been called by someone and said Kevin Blair from Synovus. They don't even know how to pronounce it. So in many ways, it's a name that we love, but it was created back in the 80s.

0:2:31.943 --> 0:2:51.103
Blair,Kevin
As you know, Synergy and Novus, which creates the name Synovus. When I called Jimmy Blanchard yesterday, who was the CEO at the time, and I told him about this transaction and I told him we were taking the Pinnacle name, he kind of chuckled and said that's always been a very difficult name to sell anyway. So I kind of like Pinnacle, so.

0:2:52.823 --> 0:3:11.63
Blair,Kevin
For me, the name on the building is just that and it doesn't change who we are. It doesn't change what we stand for. It doesn't change the 136 year history we've had this company. As many of you know, it wasn't but 7-8 years ago that we rebranded from the local charters and the names that we've had for many of those years, so.

0:3:11.303 --> 0:3:29.423
Blair,Kevin
I will embrace this Pinnacle name because it will be a name and storyline for the future of this company. So that's one thing. The other thing that you saw in the announcement is that we will relocate our holding company headquarters to Atlanta and the bank headquarters will remain in Nashville. So what does that mean?

0:3:30.183 --> 0:3:49.23
Blair,Kevin
So the bank headquarters will be in Nashville, which will mean that Nashville, their number one market with over 20% market share, will be told that they receive a big piece of the combined companies by being able to keep the bank headquartered there. The bank would then be overseen by the Tennessee Bank Banking Commission. And that's really all that means. It's just a.

0:3:49.783 --> 0:4:6.823
Blair,Kevin
It's a name on a on a building here. It's a bank headquarter location. It means the Tennessee Banking Commission. The actual company will be headquartered in Atlanta. And for those of us that have been at Columbus, I've been there for nine years. I live there today. I'm not planning on moving.

0:4:6.983 --> 0:4:25.903
Blair,Kevin
One of the things that's important for me is that in this announcement, we have a commitment to Columbus. We all know that the largest market in the state of Georgia is Atlanta and it's our largest market and in many ways it's become our fastest growing market. And so we want to make sure that we plant our flag in Atlanta.

0:4:26.983 --> 0:4:46.703
Blair,Kevin
Because a lot of other banks want to do that since Truist moved their headquarters to Charlotte and it's going to give us a chance to plant the head, plant that flag there and have the headquarters in Atlanta for Columbus. We made the announcement yesterday that we'll largely be moving to our core platforms. Zack Bishop will be our Chief Operating Officer running technology and operations.

0:4:47.23 --> 0:5:6.343
Blair,Kevin
Which means that most of the jobs that we have there in Synovus's place will remain intact. Most of our corporate services will remain intact. And I can't promise you, I'm not going to get on the call and say that we won't have job eliminations. But what I will tell you is that when Jamie and his team put this together, we made sure to sell this as a revenue play.

0:5:6.623 --> 0:5:22.303
Blair,Kevin
Not one built on cost synergies. When you look at the models of bringing these companies together, we're going to reduce the total expenses of the company in 2027 by less than 10%. And it's only going to require us to reduce our headcount by roughly 5%. Now look.

0:5:23.63 --> 0:5:42.903
Blair,Kevin
I don't take that lightly because reducing any headcount is not fun, but this deal is not predicated on putting two companies together and cutting all the headcount to make this work. This deal is being put together to bring the synergies on the revenue side and taking the best of both companies and building on shared ambitions of beating the big banks in this.

0:5:43.63 --> 0:6:2.503
Blair,Kevin
True relationship banking game. So I would tell you everyone, this is not something that we need to worry about. This is not something that we're building this base case on. The other thing is timing. So people want to know when will this happen. So we made the announcement yesterday. This deal is likely to close and what that means is that we would have to get our.

0:6:2.583 --> 0:6:22.223
Blair,Kevin
Shareholders to vote on the deal and the Federal Reserve will have to approve this deal and we expect that to occur in the first quarter of 2026. At that point, we will be a merge company between now and then. There'll be a lot of work that's being done to ensure that we prepare for that day. I've asked Jennifer Upshaw to lead the Integration Management office.

0:6:22.503 --> 0:6:41.743
Blair,Kevin
And she's going to be getting help from many of the people in this video to ensure that we put our plans in place to be able to run this company effectively the first day that we get to that closing in the announcement. And I think this should be a signal of who's running the institution. I will be the CEO of the combined companies and.

0:6:42.423 --> 0:7:0.623
Blair,Kevin
Amy will be the CFO. And I don't tell you that because we're sitting here and bragging about ourselves. I tell you that because they chose us to run this company because their company had a succession problem. Their CEO is 70, their chairman is 75, and their CFO was 65. And so they sought us out.

0:7:0.663 --> 0:7:19.503
Blair,Kevin
To find the best bank and the best management team to take what they had already built and to take it on the next leg of the race. So this is truly a baton handoff and it's something that I think gets us super excited because they think and believe that we're the perfect match for what they have built.

0:7:21.103 --> 0:7:39.263
Blair,Kevin
Also, we announced that likely after you closed in the first quarter, it will take us another 12 months or so to get systems converted and signage to change. So the first time you would see pinnacle signs going up will be in 2027. The great news for all of our revenue producers here, it should have minimal.

0:7:39.543 --> 0:7:59.383
Blair,Kevin
Impact to our clients because we're going to be on our platforms, so there'll be less conversions and we're going to have to be mindful of that because they've built a really strong growth engine. So as we migrate them over to our platforms, we've got to make sure that that's seamless what you guys should know and happy 50th birthday to Zack Bishop today as he.

0:7:59.383 --> 0:8:19.23
Blair,Kevin
He's working on his birthday, but he's done 14 of these conversions in his career and he told me that the 15th was going to be his best yet and I know he's going to deliver on this. So that is so important. So think about first quarter of 2027. The other thing that we've mentioned and you'll see it in the deck is that we have committed to running what they call

0:8:19.223 --> 0:8:38.743
Blair,Kevin
The Pinnacle geographic operating model. What does that mean? What Pinnacle does is they want to make sure that all of the client interactions happen as close to the client as possible. So they have what they call state heads, geography heads, and those lines of business roll up under those state heads because.

0:8:38.903 --> 0:8:39.223
Blair,Kevin
Want.

0:8:39.303 --> 0:8:59.223
Blair,Kevin
Make sure that that person has his finger on the pulse of what's happening in the community and ultimately what's happening with clients and team members. So what you'll see we put in the deck yesterday will be realigning. It's not a big shift for us guys. We've been doing this for 136 years and I would bet you that for 120 of those we were largely just geographic.

0:8:59.303 --> 0:9:19.23
Blair,Kevin
And we let people operate under the independent charter. So this is not a big shift for us. It really pushes us back to our roots and we're doubling down on local. We've asked Charlie Clark to step up and run our Georgia market, Chris Abele to step up and run our Alabama market and Mike Walker to step up and run our South Florida market. When you look at that chart, there'll be.

0:9:19.303 --> 0:9:39.63
Blair,Kevin
3 Pinnacle individuals that will run the Tennessee, Kentucky market, one individual that will run the Carolinas and one that'll run kind of North and Central Florida. Those individuals are all top notch folks and I'm excited to be able to spend some time with them. But ultimately it's not a major shift and I've talked with a lot of the lines of business where we're shifting things around.

0:9:39.223 --> 0:9:55.263
Blair,Kevin
A little bit and it's going to, it's going to result in some tweaks, but largely it's similar to how we go to market today. Our line of business leaders like Kevin Howard will continue to run specialty. Tom will run CIB, Wayne will continue to run things like wealth and TPP. And I've also asked Wayne.

0:9:55.543 --> 0:10:12.703
Blair,Kevin
To sit down with the new Chief Banking Officer, which is Rob McCabe, and help him in in in bringing together our companies on that geographic model. Rob is 75, so Rob has signed up for one more year and what I've asked Rob to do in that year is to help us.

0:10:12.743 --> 0:10:32.663
Blair,Kevin
Find out what that secret sauce is that allows them to add 200 bankers every year to catapult their growth. And that's the main message here is I started with this is a growth story and one of the things I've said, I'm checking my ego at the door. We have a lot of great things we need to be proud with and when you look at those slides that Jamie and his team put.

0:10:32.863 --> 0:10:52.583
Blair,Kevin
Together, you'll see that we performed at the same level that Pinnacles performed. We are the top two performing banks amongst our new peer set. So when you bring those two banks together, 1 + 1 has got to equal more than two. It really does, and that's the important part. The other thing that you're going to hear and see is that they have a slightly different incentive plan.

0:10:52.743 --> 0:11:11.863
Blair,Kevin
Plan structure. Let me explain what that is. They believe that everybody in the company should be incented based on the performance of the company. So when we go to their new model, every team member on the call will start receiving equity. Every team member will receive equity every year in our stock, in our new Pinnacle stock.

0:11:12.503 --> 0:11:31.623
Blair,Kevin
And you'll be rewarded as the company performs because that stock price is going to go up. #2, every person in the company participates in an incentive plan. And for those of you that have been around for some time, it was before I was here when we had profit sharing. That's a really awesome way to be able to recognize our team members to say the company had a great year and we want to reward you.

0:11:32.343 --> 0:11:51.303
Blair,Kevin
What Jamie and his team have done is built that expense because it is expensive into this model as we move forward. And our goal is even as great as both companies have been to make this an even better place to work and to reward each of you guys for your loyalty and for what you do for our company and for our.

0:11:34.23 --> 0:11:34.183
Gregory,Jamie
2.

0:11:51.943 --> 0:12:10.943
Blair,Kevin
So I'll add a couple things. Why now? What's going on in the world around us is is going to speed up. And that what I mean by that is consolidation is truly going to pick up. It's going to pick up because the new administration is very open to allowing banks to merge and quite frankly.

0:12:11.383 --> 0:12:31.303
Blair,Kevin
Frankly, other industries to merge and get bigger. And I would submit to you that that's something that if you don't partake in, if you're not one of the hunters, you're going to be the hunted. And we don't want to be the hunted. We want to be able to determine our future and choose our partners. And so we made the decision to choose our partner in Pinnacle because again, we align on the same.

0:12:31.423 --> 0:12:49.343
Blair,Kevin
Principles. We believe in team member engagement, we believe in client loyalty and we believe that drives client growth. And that's what's both parties have proven. So we chose our partner. It's financially compelling. I won't go through all the math and tell you why this makes sense for our shareholders, but it does.

0:12:50.23 --> 0:13:4.623
Blair,Kevin
What also makes sense to me is this is not an overlapping transaction. We only overlap in 11 markets. That's it. So this is an extension. If you can see my cufflinks today, I'm wearing puzzle pieces because we fit together like a perfect puzzle.

0:13:5.223 --> 0:13:24.863
Blair,Kevin
They have markets we're not in and not in with great density and we have great markets they're not in. So there's not a lot of overlap. We also have a clear path of execution. These mergers fail because most people don't make the tough decisions up front. There are people on this call today that have joined us from either BBT or SunTrust.

0:13:24.943 --> 0:13:24.983
Blair,Kevin
I.

0:13:25.463 --> 0:13:45.383
Blair,Kevin
You guys know I worked at SunTrust. I wasn't there during the merger, but what I heard and what made that merger such a challenge for the team members is they didn't make the tough decisions up front and then they kept changing their decisions. They changed talent. We're making our decisions up front. You won't see a full executive leadership team org chart in the package.

0:13:45.583 --> 0:14:5.183
Blair,Kevin
Today, but you will have one in the next two weeks. We're going to go through and announce every person. One of the ones that we didn't put in there, but I announced yesterday of the leadership team is Shellie Creson is going to be the Chief Risk Officer of the bank. It was important for us as we grew this bank and now we've crossed over $100 billion that we had to have risk.

0:14:5.343 --> 0:14:21.263
Blair,Kevin
Professionals, which we have built on our side to help catapult this bank across this enhanced prudential standard line of $100 billion. So we are going to be running our systems as I mentioned with Zach leading, we're going to be running our risk practices with Shelly leading and I'm super excited about that.

0:14:21.623 --> 0:14:41.183
Blair,Kevin
The other things that I would tell you that for me are very compelling about this deal and we literally just started this and I can say this, whether you're on here with retail and you're thinking about our Argo and teller replacements or you're on here from finance and accounting and talking about GL replacements or you're on here from our wholesale team.

0:14:41.863 --> 0:15:1.503
Blair,Kevin
Thinking about the next version of Encino are our Treasury and Payment Solutions team that have a road map of so many new solutions and integrations that we have to do to be more competitive. It becomes increasingly difficult every year to do that and Jamie and his team do a wonderful job of trying to curtail expenses to give us a budget to innovate, but.

0:15:1.863 --> 0:15:18.863
Blair,Kevin
Last year, our innovation budget that included all of our new talent and innovation was $35 million. Now look, for us, $35 million is a lot of money, but it's not enough. When we combine forces with Pinnacle, simply putting two of us together, that 35 with nothing else happening becomes 70.

0:15:19.223 --> 0:15:38.743
Blair,Kevin
And I'd like to think that 70 can become 100, which allows us to innovate faster. It allows us to spend more money on team members. It allows us to grow our back offices to support those team members. The other thing that's compelling to me is when you look at Pinnacle, they have the same principles. They don't have the exact same purpose.

0:15:38.743 --> 0:15:58.583
Blair,Kevin
And the exact same mission. But what I tell you is when people talk about cultures, I kind of get my antenna goes up when I hear other mergers talk about we have the same culture. That's impossible. No one has the same culture. But what I would tell you having spent three years working with Terry on a.

0:15:58.703 --> 0:16:16.503
Blair,Kevin
Potential deal. And that's how long we've known each other and talked about this. Their culture is more similar to ours than it is different. They believe in their people. They believe it needs to be family oriented. They believe in the communities that they serve, and they believe in giving people the autonomy and empowerment to serve their clients.

0:16:16.583 --> 0:16:36.183
Blair,Kevin
I mean, that's who we are. They may do things a little differently than we do and they may be in different markets and they may use different terminology. They call their team members associates, we call ours team members. We got to figure that out. But I think when we bring these cultures together, it will be easy to do that because we have a common bond on those things that I mentioned.

0:16:36.183 --> 0:16:52.703
Blair,Kevin
Mentioned. And then lastly, these things have to occur because there's trust. There's trust amongst the leadership teams, there's trust amongst our shareholders and our board. And we have that trust. We are aligned on what needs to occur here. Now what you're going to see.

0:16:52.903 --> 0:17:12.663
Blair,Kevin
You're going to see that our stock is continuing to decline today. I haven't seen how it opened, Jamie, and you can probably just give me a thumbs down, but it's going to decline. And why is that? And look, guys, I've read Facebook, I've read Instagram, I look at all those things and I see what some people are saying in Columbus and other markets saying how bad this is for the community and.

0:16:59.663 --> 0:16:59.823
Gregory,Jamie
OK.

0:17:12.743 --> 0:17:29.343
Blair,Kevin
This is really horrible and the stock price is indicative of that. I want you guys to hear this. The reason the stock price on both companies are declining yesterday and today is because these guys who own our stocks, hedge funds and long only funds, they want one thing.

0:17:29.983 --> 0:17:46.943
Blair,Kevin
They want both companies to go sell to PNC and Fifth Third or Key Corp or Huntington Bank for a bigger premium because they know those banks will come into our marketplace and cut 35% of the cost of our bank and create more financial value for them now.

0:17:47.63 --> 0:18:6.903
Blair,Kevin
I don't know about you guys, but I don't care about their financial value. I care about the financial value of our stakeholders, which are our real shareholders, which we will make this thing work and people are going to get rewarded. I care about each and every one of you. I wouldn't want to do a deal with a larger bank that said Synovus has to cut 35% of their expenses. That's not on that.

0:18:6.983 --> 0:18:25.503
Blair,Kevin
Their balance sheet or P&L, that's on ours and we're not going to do that. And I wouldn't want to do a deal with a bank that didn't value the clients and communities that we serve. And what we have with this transaction, it checks all those boxes. We get to lead it going forward. So if our stock trades down a couple days, couple weeks.

0:18:26.103 --> 0:18:45.383
Blair,Kevin
I don't care. I'm. I've always appreciated Synovus as the underdog. When I joined here nine years ago, what brought me here was that this bank was an underdog. You fought your way through the global financial crisis. I wasn't here, but I've talked to a lot of the people that were, and I can tell you there were a lot of hours spent making this bank get through that very.

0:18:46.343 --> 0:19:3.943
Blair,Kevin
Very difficult time and people have bet against us since that day. They've said, oh, they'll never survive. Well, we survived. They said they won't remain independent. We remain independent. We went out and expanded our franchise with many of our new team members at FCB in 17 and 18 and then in 18 and 19 and then.

0:19:4.183 --> 0:19:24.103
Blair,Kevin
We go to this phase. What do they want? They want us to go sell to a bank in the Midwest so they can get a bunch of cost out. Well, we're not doing that. And I'm telling you, when we put these two companies together and we continue to deliver on these Net Promoter scores, team member engagement scores and we have very little minimal impact across all of our markets, this thing's.

0:19:24.303 --> 0:19:43.783
Blair,Kevin
Is going to be a home run. And when you look at those slides and look at the financial numbers and the client feedback, this will be the best bank in the entire Southeast and I could argue the best regional bank in the country. Let me stop there and I will ask Jamie. I always love to ask Jamie.

0:19:43.783 --> 0:19:51.543
Blair,Kevin
After I've gone for 20 minutes and covered everything, if he wants to add anything, but Jamie, anything you'd add on this transaction or on the merger?

0:19:50.823 --> 0:20:9.703
Gregory,Jamie
No, I would just second a lot of what you said. It's been truthfully a real honor to work on this, this deal, because just watching Kevin and the team go through this negotiation and think through this, it's always been people first. This is not. I mean, it's 20.

0:20:10.383 --> 0:20:29.263
Gregory,Jamie
Percent EPS accretion. It's, you know, has all these great return metrics and efficiency ratio, all that. But it's always been people from day one and it's about how do we win together, how do we drive success? And it's been really exciting to me to learn about how Pinnacle goes to market and the things they do.

0:20:29.303 --> 0:20:49.223
Gregory,Jamie
They do and how we can leverage best practices as Kevin said on both side because I mean we have two banks with the best team member engagement, best net promoter scores, JD Power and we're bringing it together and we're not like you this is as Kevin just said we're not doing this deal.

0:20:49.303 --> 0:21:8.903
Gregory,Jamie
For calls take out, we're doing this for revenue growth. So I think in our markets, I think it's about to be really exciting going to market, taking share from others and that's what success is going to look like on this deal is just winning there. We will take care of the stuff in the back office. Kevin mentioned Zach and Shelly and like we we're going to drive success.

0:21:8.983 --> 0:21:22.983
Gregory,Jamie
Success there and that's going to be great. But really where success is, is everybody out there that touches, is touching clients and growing the bank, winning business. That's where we're going to win and that's what's exciting for me.

0:21:23.63 --> 0:21:42.663
Blair,Kevin
Let me, Brandon, before we open it up for any Q&A, I just want to conclude and say this is a big decision and it was a big decision for our leadership team. It was a big decision for our board and we didn't take it lightly. We analyzed every path forward. We had a due diligence team that spent 43 days combing.

0:21:43.183 --> 0:22:2.223
Blair,Kevin
Through the other side's credit, I want to acknowledge those individuals who are on the call today. They work nights and weekends to make this thing work, to better prepare us to make this decision. It's incredible. And we heard this from the bankers that worked with you. They said it was one of the best due diligence teams they've ever worked with and these guys do a lot of deals, so.

0:22:2.423 --> 0:22:18.583
Blair,Kevin
Kudos to each of you for that. Look, there'll be tough roads ahead. We won't get it right every time. And I'm not here to sell you some snake oil. We'll mess up on something like we do every day. But I can tell you we are 100% committed to making this thing work, to make this a better place for you, a better place for our clients.

0:22:21.943 --> 0:22:38.583
Blair,Kevin
A better place for our communities. This is our moment. This is, and I think it's an opportunity for us to grow and to transform. It's an opportunity not just to survive, but to lead. And it's not just to be seen.

0:22:38.943 --> 0:22:54.983
Blair,Kevin
But to be relevant, and this is when I know Synovus people generally rise up, when people doubt us, when our backs against the wall. So I would just ask for 100% commitment from each of you guys as we go through the coming weeks and months if you hear things from clients.

0:22:55.423 --> 0:23:14.983
Blair,Kevin
You know, share your excitement, tell your team members if there are questions and concerns. And what I will promise you is that we will be 100% transparent as we work through this. If there's one job layoff in any market, we're going to talk about it because we want to make sure that we earn your trust through this process and know we're focused on what the positives are, not the negatives, and we'll get through those.

0:23:15.383 --> 0:23:21.183
Blair,Kevin
So with that, let me pause and see, Brendan, if there are any questions in our final 5 minutes.

0:23:20.823 --> 0:23:38.623
Streich,Brendan
Yeah. Thanks, Kevin and Jamie. We've got a question. If you're interested in answering or asking a question, there's a Q&A button at the top of your screen that you can submit a question to. One that's in there already, guys, is how does Pinnacle's portfolio and product mix compare or complement to our present portfolio?

0:23:38.823 --> 0:23:40.703
Blair,Kevin
You know, Brendan.

0:23:38.983 --> 0:23:43.63
Streich,Brendan
Things like wealth, commercial, middle market, etc. What do they bring to the table?

0:23:41.943 --> 0:24:0.223
Blair,Kevin
Look, we could take the next 20 minutes talking about that, but I'll just answer it this way. What we've been able to discern in our time is they run a very simplistic model. They don't have as many products as we have. They are, they outsource or they partner with Raymond James on their wealth platform.

0:24:0.983 --> 0:24:20.663
Blair,Kevin
And they have a very simple approach, which is, look, if you have great team members, you don't always have to have state-of-the-art products. I mean, Terry said this yesterday in our board when he got asked that question, he said, look, I'm a fast follower. I'm going to let others go out there and innovate and then I'm going to come behind with the product. So I think what gets them so excited.

0:24:20.743 --> 0:24:40.263
Blair,Kevin
About coming together with Synovus is they look at our products on the consumer side, within the Treasury platform, on the wealth family office. They start getting super excited about what we bring to the table. I likely also get excited about some of the things they do. They have a large sports and entertainment business. They're the largest underwriter.

0:24:40.263 --> 0:25:0.63
Blair,Kevin
Of music financing in the when people buy the labels, when they buy the music, they finance those. They also finance movies. They have a really big practice there. They have a small ticket leasing. So for all of our commercial team members out there, it's a new product offering they have. They do auto floor plan lending. So when you look at it, what's.

0:25:0.183 --> 0:25:11.423
Blair,Kevin
So wonderful. Back to this puzzle piece. We have so many things we're going to bring to the table. They're going to bring some specialty things to the table as well, which is going to help both sides on in expanding their relationships.

0:25:19.143 --> 0:25:21.263
Blair,Kevin
Any more, Brendan?

0:25:20.863 --> 0:25:27.23
Streich,Brendan
Um, how will the name change work in markets where there is already another bank named Pinnacle Bank?

0:25:26.823 --> 0:25:44.943
Blair,Kevin
That's a great question. For those of you that are in Augusta and Athens, there's a little bank over there. We call them the little Pinnacle. So little Pinnacle, there's an agreement that Pinnacle has with them that they can operate in Atlanta. With that, we're working through a contract and we'll have legal.

0:25:37.583 --> 0:25:37.703
Gregory,Jamie
Right.

0:25:44.983 --> 0:26:4.583
Blair,Kevin
Support to be able to enter those markets with Pinnacle as being our bank name. It will be our name. The one thing we're working on is the external signage on those branches and what that will say. It may not say Pinnacle Financial Partners, it may be PFP, it may be something else, but inside the four walls on those closing documents on your.

0:26:4.983 --> 0:26:7.423
Blair,Kevin
On your business card, it will say Pinnacle.

0:26:12.743 --> 0:26:32.543
Blair,Kevin
I see over here, what's the plan for wealth management in Symphony? Wayne and his team, Jean Umbarger, are going to sit down with the folks over at Pinnacle who have already gone through an evaluation of their financial platforms, their technology, their models. We're going to see what they've learned from that and that will help to influence where we move with Symphony.

0:26:32.743 --> 0:26:47.303
Blair,Kevin
Anthony and in many ways may accelerate that project. How does Pinnacle View Remote work? They're very similar to us. They have positions that can work remotely. They have a lot of people that come in the office. They really haven't had a different view on that.

0:26:48.863 --> 0:27:8.623
Blair,Kevin
Who will our healthcare benefits, insurance providers change? No, we will keep our in your markets. You'll keep your healthcare providers with the exception. I say this, you know, Jamie has already told me that they have some benefits. We don't have pet insurance, things like that. What he's modeled in for the new company is we take the best of the best out of both sides. So.

0:27:8.943 --> 0:27:21.743
Blair,Kevin
They have benefits we don't have. They'll come to our side. One of the things that we provide for each of our team members is a 5% 401K match. We'll offer that to their team members. So we're taking the best of the best on both sides for things like that.

0:27:25.63 --> 0:27:27.583
Blair,Kevin
Brendan, I got a lot here.

0:27:25.143 --> 0:27:41.663
Streich,Brendan
Yeah, I was going to say and Kevin, you know a lot of these questions we will have answers to either we already have answers to now on our one Synovus page. For a lot of these questions, we will be publishing much more information as we progress around specifics from an HR perspective and other and other areas, so.

0:27:42.583 --> 0:27:55.903
Streich,Brendan
You know, keep an eye out on once and of us as we will be communicating on a constant basis with everybody. But I think at this point in time, Kevin and Jamie, if there are any final thoughts you want to you want to share with the group, we could probably get and wrap this up.

0:27:56.263 --> 0:28:16.23
Blair,Kevin
Well, number one, I haven't had this many hearts in my life. So I I love everybody who's heartened me. I appreciate that. I need that today. I think we all need that given the lack of sleep we've all had. But look, the only thing I would say is for me, this was an easy decision because we were betting on each of you. I.

0:28:16.103 --> 0:28:31.223
Blair,Kevin
I'm so proud of what this company has done over the last five years. We have transformed this company and when you look at those charts and see what we've done, both from a stock price perspective, we were the number one bank last year in increasing our client loyalty scores.

0:28:31.703 --> 0:28:51.503
Blair,Kevin
That wasn't Jamie and I, I can tell you that that was everybody on this call creating an incredible client experience for our clients. And they rewarded us by telling us that we moved our scores more than any other bank in the top 50. And so this really is a bet on Synovus. It's a bet that we can bring the things that we've done so well and combined.

0:28:51.703 --> 0:29:9.703
Blair,Kevin
With another institution that also has performed very well and we come out of the other side, it makes us far more competitive, far more local, far more considerate of our communities and our team members. And that's the winning value prop for me. And I hope again you everyone will see through the.

0:29:9.783 --> 0:29:29.623
Blair,Kevin
Difficult times of uncertainty because there's always uncertainty. And I look, I look at everybody. I wish I could see everyone. I know the one question is like, what does it mean to me? That's what everybody on this call is asking. And I can't answer that for all 4500 people. But what I can tell you is for 99% of people, it's not going to be a change. We're going to keep.

0:29:30.63 --> 0:29:47.63
Blair,Kevin
Doing what we're doing today, again, maybe a different name, might have a different product or two, but for 99% of us, we're going to come to work the next day and we're going to do the same thing and hopefully we can do it better. So I hope you guys come along on this journey with me. It's going to be fun and we are going to win, I promise you that.

0:29:49.303 --> 0:29:54.383
Blair,Kevin
I hope everybody has a great weekend and I truly appreciate everybody joining this morning.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp.  (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities.  Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) intends to file a registration statement on Form S-4 with the SEC to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction.  The registration statement will include a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco.  The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Synovus and Pinnacle in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.	Pinnacle Financial Partners, Inc.

33 West 14th Street	21 Platform Way South

Columbus, GA 31901	Nashville, TN 37203

Attention: Investor Relations	Attention: Investor Relations

InvestorRelations@synovus.com	Investor.Relations@pnfp.com

(706) 641-6500	(615) 743-8219

Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,”  “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,”  “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov.  Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.